# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OWLET, INC., CIK 0001816708
CUSIP: 69120X107
Title of class of securities: Common Stock, $0.0001 Par Value Per Share
Address of issuer's principal executive offices: 3300 North Ashton Boulevard, Suite 300, Lehi, Utah (UT), 84043
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-131745
Filed by CIK 0001690336

## Reporting persons
- Kinderhook 2 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,138,278; shared voting power 0; sole dispositive power 1,138,278; shared dispositive power 0; aggregate amount beneficially owned 1,138,278 (6.89% of the class)
  Comment: (1) Kinderhook 2 GP LLC in its capacity as general partner holds an indirect beneficial interest in the shares which are directly beneficially owned by Kinderhook 2, LP.
- Kinderhook 2, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,138,278; shared voting power 0; sole dispositive power 1,138,278; shared dispositive power 0; aggregate amount beneficially owned 1,138,278 (6.89% of the class)
  Comment: The percent of class represented by amount in row (9) is based on 16,524,690 shares of Class A Common Stock of the issuer reported as outstanding as of March 31, 2025 in its Form 10-Q filed May 6, 2025.
- Stephen J. Clearman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,138,278; shared voting power 0; sole dispositive power 1,138,278; shared dispositive power 0; aggregate amount beneficially owned 1,138,278 (6.89% of the class)
  Comment: (1) Mr. Clearman may be deemed to hold an indirect beneficial interest in the shares, which are directly beneficially owned by Kinderhook 2, LP because he is a manager of Kinderhook 2 GP LLC which is the general partner of Kinderhook 2, LP. Mr. Clearman disclaims any beneficial ownership of the shares of Common Stock covered by this Statement in which he does not have a pecuniary interest.
- Tushar Shah: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,138,278; shared voting power 0; sole dispositive power 1,138,278; shared dispositive power 0; aggregate amount beneficially owned 1,138,278 (6.89% of the class)
  Comment: (1) Mr. Shah may be deemed to hold an indirect beneficial interest in the shares, which are directly beneficially owned by Kinderhook 2, LP because he is a manager of Kinderhook 2 GP LLC which is the general partner of Kinderhook 2, LP. Mr. Shah disclaims any beneficial ownership of the shares of Common Stock covered by this Statement in which he does not have a pecuniary interest.

## Item 1. Issuer
Name of issuer: OWLET, INC.
Address of issuer's principal executive offices: 3300 North Ashton Boulevard, Suite 300, Lehi, UT, 84043

## Item 2. Person Filing
Name of person filing:
Kinderhook 2 GP LLC ("GP")
Kinderhook 2, LP ("Partners")
Stephen J. Clearman
Tushar Shah
Address of principal business office or, if none, residence: 400 Kelby St., Suite 1804, Fort Lee, NJ 07024
Citizenship:
GP is a Delaware limited liability company.
Partners is a Delaware limited partnership.
Mr. Clearman is a United States citizen.
Mr. Shah is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,138,278 Common Shares. Shares are held of record by Partners and reported by GP which controls investment and voting decisions for Partners. Mr. Clearman and Mr. Shah control GP and serve as co-managing members.
Percent of class: 6.89% of outstanding Common Shares
Sole power to vote or to direct the vote: 1,138,278 Common Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,138,278
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2(a)-(c).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kinderhook 2 GP LLC: /s/ Stephen J. Clearman, Stephen J. Clearman, Managing Member (07/08/2025)
- Kinderhook 2, LP: /s/ Stephen J. Clearman, Kinderhook 2 GP LLC, General Partner, by Stephen J Clearman, Managing Member (07/08/2025)
- Stephen J. Clearman: /s/ Stephen J. Clearman, Stephen J Clearman, Individually (07/08/2025)
- Tushar Shah: /s/ Tushar Shah, Tushar Shah, Individually (07/08/2025)